UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42536

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Wetour Robotics Limited
(Exact name of registrant as specified in its charter)

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Room 7003
3300 N Interstate 35 Ste 700
Austin, TX 78705
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Information contained in this Current Report on Form 6-K

Wetour Robotics Limited (Nasdaq: WETO) (the “Company”), today announced to hold the Extraordinary General Meeting of the Shareholders on August 24, 2026 (the “EGM”).

The EGM will be held on August 24, 2026 at 9:00 a.m. Eastern Time. The meeting will take place at Room 7003, 3300 N Interstate 35 Ste 700, Austin, TX 78705. The matters to be voted on at the meeting are set forth in this Form 6-K filed with the U.S. Securities and Exchange Commission on August 10, 2026. Shareholders of record on July 9, 2026 will be eligible to vote at this meeting.

In connection with the EGM of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of EGM, dated August 10, 2026, to be mailed to shareholders of the Company in connection with the EGM
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the EGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026
Wetour Robotics Limited
	By:	/s/ Nan Zheng
	Name:	Nan Zheng
	Title:	Chief Executive Officer